UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  *    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On July 14, 2009, CIBT Educations Group Inc. (the “Company”) issued a news release announcing its fiscal 2009 third quarter operating results as of May 31, 2009.

A copy of the news release and the Company’s interim financial statements and management discussion and analysis for the third quarter ended May 31, 2009 are attached hereto.

EXHIBITS

Number	Description of Exhibit
99.1	July 14, 2009 News Release – “CIBT Reports Nine Month Operating Results”
99.2	Unaudited Interim Financial Statements for the quarter ended May 31, 2009
99.3	Management’s Discussion and Analysis for the quarter ended May 31, 2009
99.4	Form 52-109F2 – Certification of Interim Filings – CEO
99.5	Form 52-109F2 – Certification of Interim Filings – CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: July 16, 2009	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer